Exhibit 3.16

LIMITED LIABILITY COMPANY AGREEMENT

OF

CLEAR CHANNEL ELECTRICAL SERVICES, LLC

This Limited Liability Company Agreement (this “Agreement”) of Clear Channel Electrical Services, LLC, a Delaware limited liability company (the “Company”), dated effective as of May 29, 2012, is adopted, executed and agreed to by the sole Member (as defined below).

1. Formation. The Company has been organized as a Delaware limited liability company under and pursuant to the Delaware Limited Liability Company Act and any successor statute, as amended from time to time (the “Act”).

2. Purpose. The purpose and intent of the Company will be to conduct any or all lawful business which may be carried on by a limited liability company under the laws of the State of Delaware.

3. Sole Member. Clear Channel Outdoor, Inc., a Delaware corporation, shall be the sole member of the Company (the “Member”).

4. Distributions; Federal Tax Status. The Member shall be entitled to (a) receive all distributions (including, without limitation, liquidating distributions) made by the Company, and (b) enjoy all other rights, benefits and interests in the Company. The sole Member of the Company intends that the Company shall be disregarded as an entity separate from its owner for federal income tax purposes.

5. Management.

(a) Except for situations in which the approval of the Member or the unanimous approval of the Managers (as hereinafter defined) is required by non-waivable provisions of applicable law, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company, shall be managed under the direction of the Managers. The Managers shall be appointed by the Member. Initially, the number of Managers of the Company shall be two (2) and the initial managers shall be: Thomas W. Casey and Robert H. Walls, Jr. (as may be appointed from time to time, collectively, the “Managers”). The number of Managers may be increased or decreased from time to time by the Member.

(b) A majority of the Managers shall make all decisions and take all actions for the Company not otherwise provided for in this Agreement.

6. Officers. The Managers may designate one or more persons to be officers of the Company. A Manager may hold one or more offices. No officer need be a resident of the State of Delaware or a Member of the Company. An officer is not a “manager” as that term is used in the Act. The Managers may designate additional officers, such as vice presidents, assistant secretaries and an assistant treasurer. Any officers designated by the Managers shall have such authority and perform such duties as the Managers may delegate to them. Unless the Managers decide otherwise, if the title is one commonly used for officers of a business corporation formed under the Act, the assignment of such title shall constitute the delegation to such officer of the authority and duties that are normally associated with that office, subject to any specific delegation of authority and duties made to such officer by the Managers pursuant hereto. Each officer shall hold office until such officer’s death or until such officer shall resign or shall have been removed in the manner hereinafter provided. Any number of offices may be held by the same person. The salaries and other compensation, if any, of the officers and agents of the Company shall be fixed by the Managers. Any officer may resign as such at any time. Designation of an officer shall not of itself create contract rights. Any vacancy occurring in any office may be filled by the Managers.

7. Indemnification.

(a) To the fullest extent permitted by the Act, as the same now exists or may hereafter be amended, substituted or replaced (but, in the case of any such amendment, substitution or replacement only to the extent that such amendment, substitution or replacement permits the Company to provide broader indemnification rights than the Act permitted the Company to provide prior to such amendment, substitution or replacement), the Company shall indemnify, hold harmless, defend, pay and reimburse any Manager or officer against any and all losses, claims, damages, judgments, fines or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines or liabilities, and any amounts expended in settlement of any claims (collectively,“Losses”) to which such Manager or officer may become subject by reason of:

(i) Any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, the Member or any direct or indirect subsidiary of the foregoing in connection with the business of the Company; or

(ii) The fact that such Manager or officer is or was acting in connection with the business of the Company as a partner, member, stockholder, controlling affiliate, manager, director, officer, employee or agent of the Company, the Member, or any of their respective controlling affiliates, or that such Manager or officer is or was serving at the request of the Company as a partner, member, manager, director, officer, employee or agent of any person including the Company or any Company subsidiary;

provided, that (x) such Manager or officer acted in good faith and in a manner believed by such Manager or officer to be in, or not opposed to, the best interests of the Company and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful, and (y) such Manager or officer’s conduct did not constitute fraud, gross negligence or willful misconduct, in either case as determined by a final, nonappealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Manager or officer did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Manager or officer’s conduct was unlawful, or that the Manager or officer’s conduct constituted fraud, gross negligence or wilful misconduct.

(b) The right to indemnification under this section shall be a contract right and shall not be deemed exclusive of any other right to which those seeking indemnification may be entitled under this Agreement or any law, agreement, vote of members or disinterested managers or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

8. Winding Up. The Company shall be wound up at such time, if any, as the Member may elect or as otherwise required by the Act. No other event will cause the Company to be wound up.

9. Amendment. Amendments to this Agreement shall be adopted and become effective only if approved in writing and signed by the Member.

10. Entire Agreement. This Agreement contains the entire agreement among the parties with respect to its subject matter and shall bind and inure to the benefit of the parties and their respective heirs, personal representatives, successors and assigns, except as otherwise set forth herein.

11. Governing Law. THIS AGREEMENT IS GOVERNED BY AND SHALL BE CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE (EXCLUDING ITS CONFLICT-OF-LAWS RULES).

MEMBER:

CLEAR CHANNEL OUTDOOR, INC.

By:	/s/ Hamlet T. Newsom, Jr.

Name:	Hamlet T. Newsom, Jr.
Title:	Vice President Associate General Counsel and Assistant Secretary